Globe Specialty Metals Reports Increased Sales, Continued Margin Expansion,
Strong Cash Generation In Fourth Quarter;
Merger with FerroAtlantica Expected to be Completed during the Fourth Quarter

•	Adjusted EBITDA for Q4 of fiscal 2015 of $33.0 million.
•	Adjusted EBITDA Q4 margin increased by 1% to 16%.
•	Sales volume of 72,151 MT and net sales of $202.0 million - a 4% increase over Q3 2015.
•	Cash generated through operations in Q4 was $59.0 million as the net debt position moved to a net cash position of $19.9 million as of June 30, 2015.
•	Adjusted diluted earnings per share for fiscal 2015 attributable to GSM shareholders increased 43% to $0.76 from last year.
•
Adjusted EBITDA and adjusted EBITDA margin for fiscal year 2015 increased 30% and 22% respectively from last year, with adjusted EBITDA and adjusted EBITDA margin increasing from $110.3 million and 15%, to $143.0 million and 18%.

•	Sales volume and net sales for fiscal year 2015 were up 3% and 6% respectively, compared to prior year.
•	The Board of Directors authorized a quarterly dividend of $0.08 per share to be paid on September 24, 2015 to Shareholders of Record as of September 13, 2015.
•	Business combination with FerroAtlantica is expected to be completed during the fourth quarter of 2015.

MIAMI, August 25, 2015 – Globe Specialty Metals, Inc. (NASDAQ: GSM) (the “Company”), a leading silicon metal and silicon-based alloy producer, today announced results for the fourth quarter and full year ended June 30, 2015.

For the fiscal year 2015, sales volume was 285,587 metric tons (“MT”), an increase of 3% compared to fiscal year 2014, as demand for silicon metal remained strong.  Net sales of $800.8 million for the period were up 6% compared to the prior year.

In Q4, sales volume and net sales both increased by 4% to 72,151 MT and $202.0 million, respectively, as compared to Q3.

Adjusted EBITDA for fiscal 2015 was $143.0 million, increasing 30% from last year, and adjusted EBITDA margin increased 22% to 18% from last year. Adjusted diluted earnings per share for fiscal 2015 attributable to GSM increased 43% to $0.76 from last year.

Adjusted EBITDA of $33.0 million was flat compared to the fourth quarter of last year; however, adjusted EBITDA margin increased 1% to 16%, due to improved sales mix. On a reported basis, EBITDA for the fourth quarter was $19.9 million, compared to $30.2 million in the prior year and $29.1 million in the third quarter of fiscal 2015.

Reported diluted EPS for fiscal 2015 was $0.42 per share compared to $0.29 per share for fiscal 2014.  Reported diluted EPS for the fourth quarter of fiscal 2015 was $0.03 per share, compared to $0.10 per share in the prior quarter and $0.08 per share in the fourth quarter of fiscal 2014.

Reported net income attributable to GSM for fiscal 2015 was $31.3 million compared to $21.7 million for fiscal 2014.  Reported net income attributable to GSM for the fourth quarter of fiscal 2015 was $1.9 million, compared to $7.7 million in the prior quarter and $6.2 million in the fourth quarter of fiscal 2014.

Adjusted diluted EPS was $0.16 in the fourth quarter, down 11% from the fourth quarter of last year.

Globe CEO Jeff Bradley commented, “Once again GSM’s flexible business model has allowed us to adapt quickly to changing market conditions resulting in strong sales, further margin improvements and significant cash generation.” He added, “We expect to complete our proposed business combination with Grupo FerroAtlántica during the fourth quarter of 2015, which we expect will enable us to capitalize on fast-growing global end-markets such as automotive and solar, while continuing to reduce our cost base and executing on synergies.”

Adjusted EBITDA was as follows:

	Fourth Quarter		Twelve Months
	FY 2015	FY 2014	FY 2015	FY 2014
Reported EBITDA	$19,884	30,178	$112,360	86,794
Transaction and due diligence expenses	8,152	560	16,734	1,081
Siltech idling/start-up costs	3,414	1,042	6,474	1,583
Business interruption	2,900	(243)	5,252	2,454
Remeasurement of stock option liability	(1,342)	(26)	(3,410)	27,042
Contract acquisition cost	–	1,600	–	16,000
Divestiture indemnification payment	–	–	4,559	–
Plant relocation	–	–	568	–
Lease termination	–	–	457	–
Quebec Silicon lockout costs	–	–	–	6,645
Variable compensation	–	–	–	3,885
Remeasurement/true-up of equity compensation	–	–	–	200
Quebec Silicon curtailment gain	–	–	–	(5,831)
Bargain purchase gain	–	–	–	(29,538)
Adjusted EBITDA, excluding above items	$33,008	33,111	$142,994	110,315

Fourth quarter after-tax net income fiscal 2015 results were negatively impacted by $5.5 million after-tax for transaction related fees and due diligence expenses, $2.3 million after-tax for Siltech idling costs, and $2.0 million after-tax in business interruption claims, which were partially offset by a credit of $0.9 million after-tax, from the re-measurement of stock option liability.

Cash increased by $43.9 million; as a result of working capital initiatives of $40.3 million, contributing to the decrease in net debt of $44.0 million from the end of the third quarter fiscal 2015 to net cash of $19.9 million.  Cash flow from operating activities in the fourth quarter was $59.0 million, capital expenditures totalled $8.9 million, and dividends totalled $5.9 million.  Capital expenditures were primarily related to maintenance and unplanned outage repairs.  Total debt outstanding increased $0.3 million in the fourth quarter compared to the prior quarter to $101.0 million.  Total cash and cash equivalents and marketable securities were $120.9 million as of June 30, 2015.

Adjusted diluted earnings per share, which excludes the items listed below, were as follows:
	Fourth Quarter		Twelve Months
	FY 2015	FY 2014	FY 2015	FY 2014
Reported Diluted EPS	$0.03	0.08	$0.42	0.29
Tax rate adjustment	0.01	0.07	0.06	0.10
Transaction and due diligence expenses	0.07	0.01	0.15	0.01
Siltech idling/start-up costs	0.03	0.01	0.06	0.01
Business interruption	0.03	-	0.05	0.02
Remeasurement of stock option liability	(0.01)	-	(0.03)	0.25
Contract acquisition cost	-	0.01	-	0.15
Divestiture indemnification payment	-	-	0.04	-
Plant relocation	-	-	0.01	-
Quebec Silicon lockout costs	-	-	-	0.06
Variable compensation	-	-	-	0.04
Quebec Silicon curtailment gain	-	-	-	(0.03)
Bargain purchase gain	-	-	-	(0.40)
Deferred financing fees write-off	-	-	-	0.03
Adjusted diluted EPS, excluding above items	$0.16	0.18	$0.76	0.53

Adjusted net income attributable to GSM, which excludes the items listed below, was as follows:

	Fourth Quarter		Twelve Months
	FY 2015	FY 2014	FY 2015	FY 2014
Reported net income attributable to GSM	$1,922	6,226	$31,320	21,703
Tax rate adjustment	691	5,136	4,395	7,405
Transaction and due diligence expenses	5,543	381	11,378	734
Siltech idling/start-up costs	2,322	709	4,403	1,077
Business interruption	1,972	(165)	3,571	1,669
Remeasurement of stock option liability	(913)	(18)	(2,318)	18,389
Contract acquisition cost	–	1,088	–	10,880
Divestiture indemnification payment	–	–	3,100	–
Plant relocation	–	–	386	–
Lease termination	–	–	311	–
Quebec Silicon lockout costs	–	–	–	4,518
Variable compensation	–	–	–	2,642
Remeasurement/true-up of equity compensation	–	–	–	136
Quebec Silicon curtailment gain	–	–	–	(2,022)
Bargain purchase gain	–	–	–	(29,538)
Deferred financing fees write-off	–	–	–	2,281
Adjusted net income attributable to GSM	$11,537	13,357	$56,546	39,874

Proposed Business Combination with Grupo FerroAtlántica

Globe announced on February 23, 2015, a proposed business combination with Grupo FerroAtlántica, a world-leading producer of silicon metal, silicon alloys and ferroalloys, to create a diversified global player better positioned for growth, along with a broader product offering.  The transaction is subject to customary closing conditions, including Globe shareholder approval and receipt of regulatory approvals in the U.S. and other jurisdictions.  The competition authorities in Germany and South Africa have cleared the transaction and, after discussion with the competition authorities in Spain, the parties determined that a filing is not required in Spain.  The regulatory process continues in the U.S.  The transaction is expected to close in the fourth quarter of 2015.

Dividend

On August 21, 2015, the Company’s board of directors approved a quarterly dividend of $0.08 per share, payable on September 24, 2015 to shareholders of record at the close of business on September 13, 2015.

Conference Call

Globe will review fourth quarter fiscal 2015 results during its quarterly conference call on August 26, 2015 at 9:00 AM Eastern Time.  The dial-in number for the call is 877-293-5491.  International callers should dial 914-495-8526.  Please dial in at least five minutes prior to the call to register.  The call may also be accessed via an audio webcast available on the GSM website at http://investor.glbsm.com.  Click on the Fourth Quarter Fiscal 2015 Earnings Call link to access the call.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is among the world’s largest producers of silicon metal and silicon-based specialty alloys, critical ingredients in a host of industrial and consumer products with growing markets.  Customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.  The Company is headquartered in Miami, Florida.  For further information please visit our web site at www.glbsm.com.

Forward-Looking Statements

This release may contain ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by words such as ''anticipates,'' ''intends,'' ''plans,'' ''seeks,'' ''believes,'' ''estimates,'' ''expects'' and similar references to future periods, or by the inclusion of forecasts or projections.  Forward-looking statements are based on the current expectations and assumptions of Globe Specialty Metals, Inc. (the "Company") regarding its business, financial condition, the economy and other future conditions.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  The Company's actual results may differ materially from those contemplated by the forward-looking statements.  The Company cautions you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance.  Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; increases in the cost of raw materials or energy; competition in the metals and foundry industries; environmental and regulatory risks; ability to identify liabilities associated with acquired properties prior to their acquisition; ability to manage price and operational risks including industrial accidents and natural disasters; ability to manage foreign operations; changes in technology; ability to acquire or renew permits and approvals; with respect to the proposed business combination with Grupo FerroAtlantica, the timing to complete the proposed transaction, including the receipt of shareholder approval, and that regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule; and other factors identified in the Company’s periodic reports filed with the SEC.

Any forward-looking statement made by the Company or management in this release speaks only as of the date on which it or they make it.  Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them.  The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, unless otherwise required to do so under the law or the rules of the NASDAQ Global Market.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted net income and adjusted diluted earnings per share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures.  Reconciliations of these measures to the comparable GAAP financial measures are provided in the attached financial statements.

Important Information

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, S.A.U., Grupo FerroAtlántica and VeloNewco.  In connection with the proposed transaction, VeloNewco has filed with the SEC a registration statement on Form F-4, which includes a proxy statement of Globe that also constitutes a preliminary prospectus of VeloNewco.  Investors and security holders are urged to read the definitive proxy statement/prospectus, which was filed with the SEC by Globe on August 12, 2015, together with all other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 3100, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by Grupo Villar Mir, Grupo FerroAtlántica or VeloNewco).

 Participants in Solicitation

Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTOR CONTACTS: Globe Specialty Metals, Inc.

Joe Ragan, 786-509-6925
Chief Financial Officer
Email: jragan@glbsm.com

MEDIA CONTACTS: Brunswick Group

Cindy Leggett-Flynn, 212-333-3810

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Income Statements
(In thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	March 31,	June 30,
	2015	2014	2015	2015	2014

Net sales	$800,773	752,817	$202,021	194,653	205,360
Cost of goods sold	650,677	635,735	170,522	153,793	167,816
Selling, general, and administrative expenses	88,205	92,103	24,605	25,011	17,074
Contract acquisition cost	-	16,000	-	-	1,600
Curtailment gain	-	(5,831)	-	-	-
Operating income	61,891	14,810	6,894	15,849	18,870
Other income (expense):
Bargain purchase gain	-	29,538	-	-	-
Interest income	267	67	60	69	34
Interest expense, net of capitalized interest	(4,343)	(8,022)	(987)	(983)	(1,082)
Foreign exchange loss	(2,669)	(3,121)	(687)	(992)	(113)
Other income (expense)	1,132	339	(277)	620	316
Income before provision for income taxes	56,278	33,611	5,003	14,563	18,025
Provision for income taxes	21,651	7,705	2,292	6,036	10,904
Net income	34,627	25,906	2,711	8,527	7,121
Income attributable to noncontrolling interest, net of tax	(3,307)	(4,203)	(789)	(804)	(895)
Net income attributable to Globe Specialty Metals, Inc.	$31,320	21,703	$1,922	7,723	6,226
Weighted average shares outstanding:
Basic	73,751	74,674	73,750	73,750	73,806
Diluted	73,892	74,793	73,907	73,881	73,949
Earnings per common share:
Basic	$0.42	0.29	0.03	0.10	0.08
Diluted	0.42	0.29	$0.03	0.10	0.08

EBITDA:
Net income	$34,627	25,906	$2,711	8,527	7,121
Provision for income taxes	21,651	7,705	2,292	6,036	10,904
Net interest expense	4,076	7,955	927	914	1,048
Depreciation, depletion, amortization and accretion	52,006	45,228	13,954	13,666	11,105
EBITDA	$112,360	86,794	$19,884	29,143	30,178

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,	March 31,	June 30,
	2015	2015	2014
Assets
Current assets:
Cash and cash equivalents	$115,944	72,067	97,792
Marketable securities	4,965	4,571	10,399
Accounts receivable, net	54,815	75,958	100,829
Inventories	119,732	122,052	80,924
Deferred tax assets	6,385	3,779	7,042
Prepaid expenses and other current assets	20,501	18,636	26,259
Total current assets	322,342	297,063	323,245
Property, plant, and equipment, net	454,769	450,309	469,169
Deferred tax assets	790	778	901
Goodwill	43,343	43,343	43,343
Other intangible assets	477	477	477
Investments in unconsolidated affiliates	5,973	5,973	5,973
Other assets	1,667	1,755	2,018
Total assets	$829,361	799,698	845,126

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$63,807	42,838	46,613
Short-term debt	953	656	59
Share-based liabilities	4,851	5,376	12,552
Accrued expenses and other current liabilities	43,687	39,941	38,758
Total current liabilities	113,298	88,811	97,982
Long-term liabilities:
Revolving credit agreements and other long-term debt	100,095	100,113	125,145
Deferred tax liabilities	50,861	48,241	50,845
Other long-term liabilities	52,605	46,995	50,626
Total liabilities	316,859	284,160	324,598
Stockholders’ equity:
Common stock	8	8	8
Additional paid-in capital	403,413	402,234	398,685
Retained earnings	79,332	83,310	70,875
Accumulated other comprehensive loss	(27,876)	(26,251)	(5,377)
Treasury stock at cost	(29,208)	(29,208)	(28,966)
Total Globe Specialty Metals, Inc. stockholders’ equity	425,669	430,093	435,225
Noncontrolling interest	86,833	85,445	85,303
Total stockholders’ equity	512,502	515,538	520,528
Total liabilities and stockholders’ equity	$829,361	799,698	845,126

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Twelve Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	March 31,	June 30,
	2015	2014	2015	2015	2014

Cash flows from operating activities:
Net income	$34,627	25,906	$2,711	8,527	7,121
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	52,006	45,228	13,954	13,666	11,105
Share-based compensation	4,648	(729)	1,179	432	546
Curtailment gain	-	(5,831)	-	-	-
Bargain purchase gain	-	(29,538)	-	-	-
Amortization of deferred financing fees	191	3,668	61	42	47
Unrealized foreign exchange loss (gain)	183	373	(59)	206	(100)
Deferred taxes	4,117	3,731	1,127	(1,655)	386
Amortization of customer contract liabilities	(3,727)	(7,183)	-	-	(1,890)
Changes in operating assets and liabilities:
Accounts receivable, net	43,309	(16,673)	21,430	(10,177)	(4,967)
Inventories	(45,000)	21,973	1,259	(6,926)	(3,254)
Prepaid expenses and other current assets	1,798	4,074	(1,309)	3,664	148
Accounts payable	15,116	7,251	17,596	1,339	3,277
Accrued expenses and other current liabilities	(486)	6,080	166	(516)	6,125
Other	2,467	4,226	850	(1,086)	2,796
Net cash provided by operating activities	109,249	62,556	58,965	7,516	21,340
Cash flows from investing activities:
Capital expenditures	(50,019)	(47,075)	(8,856)	(10,529)	(19,057)
Acquisition of businesses, net of cash acquired	-	(3,800)	-	-	-
Proceeds from sale (purchase) of marketable securities	7,776	(13,396)	(550)	971	(7,555)
Net cash used in investing activities	(42,243)	(64,271)	(9,406)	(9,558)	(26,612)
Cash flows from financing activities:
Net borrowings (payments) of short-term debt	844	(225)	279	575	44
Net (payments) borrowings on revolving credit agreements	(25,000)	(14,105)	-	(25,000)	145
Debt issuance costs	-	(1,080)	-	-	-
Dividend payment	(22,863)	(21,456)	(5,900)	(5,900)	(5,541)
Proceeds from stock option exercises	80	180	-	-	-
Purchase of treasury shares	(242)	(28,962)	-	-	(2,348)
Other financing activities	(2,572)	(2,960)	(647)	(633)	(1,043)
Net cash used in financing activities	(49,753)	(68,608)	(6,268)	(30,958)	(8,743)
Effect of exchange rate changes on cash and cash equivalents	899	(1,561)	586	534	(1,115)
Net increase (decrease) in cash and cash equivalents	18,152	(71,884)	43,877	(32,466)	(15,130)
Cash and cash equivalents at beginning of period	97,792	169,676	72,067	104,533	112,922
Cash and cash equivalents at end of period	$115,944	97,792	$115,944	72,067	97,792

Supplemental disclosures of cash flow information:
Cash paid for interest, net	$1,855	3,938	$423	372	1,155
Cash paid (refunded) for income taxes, net	11,513	(6,212)	347	1,254	(230)

GLOBE SPECIALTY METALS, INC.
AND SUBSIDIARIES
Supplemental Statistics
(Unaudited)

	Twelve Months Ended		Three Months Ended
	June 30,	June 30,	June 30,	March 31,	June 30,
	2015	2014	2015	2015	2014
Shipments in metric tons:
Silicon metal	155,673	136,664	39,536	38,285	36,884
Silicon-based alloys	129,914	141,327	32,615	30,949	38,530
Total shipments*	285,587	277,991	72,151	69,234	75,414

Average selling price ($/MT):
Silicon metal	$2,896	2,766	$2,927	2,934	2,797
Silicon-based alloys	2,011	2,002	1,957	2,008	2,009
Total*	$2,493	2,378	$2,489	2,520	2,395
Average selling price ($/lb.):
Silicon metal	$1.31	1.25	$1.33	1.33	1.27
Silicon-based alloys	0.91	0.91	0.89	0.91	0.91
Total*	$1.13	1.08	$1.13	1.14	1.09

* Excludes by-products and other